EXHIBIT 20.1

         NEWS RELEASE                                       ECKERD CORPORATION
                                                            PO Box 4689
                                                            Clearwater, FL 34618
                                                            (813) 399-6000

         November 28, 1995
         NR #35

         ECKERD CORPORATION'S THIRD QUARTER EARNINGS INCREASE


                  CLEARWATER, FL - November 28, 1995 - Eckerd Corporation (NYSE:ECK) today reported increased earnings and sales in the third quarter ended October 28, 1995.

                  For the quarter, earnings before extraordinary items increased 400 percent to $5.6 million or $.16 per share from $1.1 million or $.03 per share in the third quarter of fiscal 1994. For the nine month period, earnings before extraordinary items increased 36 percent to $48.2 million or $1.43 per share from $35.5 million or $1.10 per share in fiscal 1994. Improved sales and operations and lower interest costs, partially offset by a higher tax rate, contributed to the results.

                  Sales in the third  quarter were a record $1.165  billion,  an
         11.7 percent  increase from the prior year.  Pharmacy  sales  increased
         18.5 percent for the quarter while non-pharmacy sales increased 4.2 percent. For the nine months, sales totaled $3.523 billion, a 10.4 percent increase, pharmacy sales increased 16.7 percent and non-pharmacy sales increased 3.9 percent. Comparable drug store sales, measuring the performance of stores open one year or more (excluding relocated stores open less than one year), increased 10.2 percent for the quarter and 9.2 percent for the nine month period.

                  Operating profits for the quarter increased to $25.5 million from $22.5 million in fiscal 1994. Gross profit margins were negatively impacted by the continued shift of pharmacy sales mix to managed care providers and by an increase in the LIFO inventory charge for the quarter to $3.8 million, compared to $2.6 million last year. Operating profits for the nine month period increased to $116.8 million from $102.8 million in fiscal 1994. The LIFO charge for the nine months increased to $9.8 million from $7.4 million in fiscal 1994.


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                  During the quarter the company also recorded an  extraordinary non-cash charge of $5.0 million, net of taxes, for the write off of deferred costs and unamortized original issue discount related to the early retirement of the remaining $78.9 million of 11.125 percent subordinated debentures outstanding at the beginning of the quarter.

                  All 1994 results have been adjusted to exclude results from Insta-Care Pharmacy Services which was sold effective November 15, 1994.

                  "The third quarter results reflect growth in both the pharmacy and front-end portions of the business," said Stewart Turley, Eckerd chairman and chief executive officer. "We also benefited from the acquisition of the Florida Rite Aid stores and the near completion of the underperforming store closings program. We're determined to maintain our position as a leading convenient drug retailer and will seek to build on our strengths during the busy holiday season."

                  Eckerd Corporation is one of America's largest retail drug chains. The company ranks 255 on the Fortune 500 list. Eckerd operates over 1,700 Eckerd drug stores in 13 states and over 500 Eckerd Express one-hour photo labs in nine states.

         Financial Contact:
         Marty Gladysz, Vice President/Treasurer: (813) 399-6315

         Media Contact:
         Gerry Hoeppner, Director of Public Relations: (813) 399-6380





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                               Eckerd Corporation
                 Condensed Consolidated Statements of Operations
                      (In Thousands, Except Per Share Data)
                                   (Unaudited)


                                                     Thirteen Weeks Ended                           Thirty-Nine Weeks
                                                                                                          Ended
                                          ------------------------------------------  ------------------------------------------

                                          October 28,         October 29, 1994         October 28,         October 29, 1994
                                             1995                                         1995
                                          -----------   ----------------------------   -----------    --------------------------
                                            Actual        Actual (A)    Adjusted (B)      Actual       Actual (A)    Adjusted (B)
                                          -----------    -----------    -----------    -----------    -----------    -----------
Sales and other operating revenue         $ 1,164,907    $ 1,071,036    $ 1,042,707    $ 3,523,225    $ 3,274,121    $ 3,190,081
Cost of sales                                 915,137        831,513        812,853      2,739,733      2,517,877      2,461,912
Operating and administrative expenses         215,229        206,995        198,960        641,980        624,830        601,353
Amortization of intangibles                     9,072          8,481          8,395         24,744         24,259         24,007
                                          -----------    -----------    -----------    -----------    -----------    -----------

Operating profit                               25,469         24,047         22,499        116,768        107,155        102,809
Interest expense                               18,720         23,410         21,273         58,669         71,802         65,398
                                          -----------    -----------    -----------    -----------    -----------    -----------

Earnings before income taxes and
     extraordinary item                         6,749            637          1,226         58,099         35,353         37,411
Income taxes                                    1,147             32            106          9,877          1,782          1,916
                                          -----------    -----------    -----------    -----------    -----------    -----------

Earnings before extraordinary item              5,602            605          1,120         48,222         33,571         35,495
Extraordinary item                             (5,012)       (26,620)       (26,620)        (6,033)       (26,620)       (26,620)
                                          -----------    -----------    -----------    -----------    -----------    -----------

Net earnings (loss)                       $       590    ($   26,015)   ($   25,500)   $    42,189    $     6,951    $     8,875
                                          ===========    ===========    ===========    ===========    ===========    ===========


Earnings per common share before
     extraordinary item                   $       .16    $       .02    $       .03    $      1.43    $      1.04    $      1.10

Net earnings (loss)  per common share     $       .02    ($      .80)   ($      .79)   $      1.25    $       .22    $       .27

Weighted average number of shares
     outstanding                               35,621         32,422         32,422         33,777         32,297         32,297

Earnings before interest, income taxes,
     extraordinary item, depreciation
     and  amortization (EBITDA)           $    47,368    $    44,085    $    42,046    $   178,228    $   164,486    $   158,788

(A) Certain amounts have been reclassified to conform to the 1995 actual financial statement presentation.
(B) The adjusted financial data is based on the historical financial statements of the Company, adjusted to give effect to the Company's sale of the Insta-Care Pharmacy Services operations which was sold effective November 15, 1994, and the use of the net proceeds therefrom as if such transaction had occured as of the beginning of the thirty-nine week period ended October 29, 1994.


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